Materials Mailed to Shareholders



Mona Aboelnaga



Benjamin C. Duster, IV



Dennis A. Prieto



Chérie L. Schaible

All 3 Leading Proxy Advisory Firms Recommend FOR Carronade Nominees

Leading Proxy Advisory Firms ISS, Glass Lewis and Egan-Jones recommend that Cannae shareholders vote **"FOR"** Aboelnaga, Duster, Prieto and Schaible on Carronade's GOLD proxy card.

"The lack of independence from Bill Foley appears to be the most significant contributor to the company's current predicament. Three of the four targeted directors (Meinhardt, Stallings, and Wiley) have clear ties to Foley... By contrast, the four dissident nominees appear to be unquestionably independent from Foley, and they collectively have outside board experience and relevant perspectives."
(ISS)

"The company's headline corporate governance framework contains key provisions adverse to the best interests of shareholders."
(ISS)

"...Carronade has presented investors with the opportunity to elect a minority slate of candidates with relevant expertise, including with respect to investment management and restructuring alternatives. Perhaps more important under the circumstances, Carronade's nominees appear suitably independent and are under no obligation to pursue a predetermined agenda, Carronade's or otherwise."
(Glass Lewis)

"...the board has demonstrated a troubling comfort maintaining corporate governance polices and provisions that disenfranchise shareholders, and it has only moved to rectify material issues in the face of activist pressure."
(ISS)

IMPROVE CANNAE

IMPROVE CANNAE — **GOLD PROXY CARD**

CARRONADE NOMINEES	FOR	WITHHOLD
Mona Aboelnaga	✓	
Benjamin C. Duster, IV	✓	
Dennis A. Prieto	✓	
Chérie L. Schaible	✓	
OPPOSED CANNAE NOMINEES		
Erika Meinhardt		✗
James B. Stallings Jr.		✗
Frank P. Willey		✗
Barry B. Moullet		✗

PROPOSALS

- ✗ Strong recommendation to vote "AGAINST" Proposal 2 (Say-on-Pay)
- ✓ Strong recommendation to vote "FOR" Proposal 4 (Board Declassification)

For help voting your shares, please contact Okapi Partners LLC at its toll-free number **(855) 208-8903** or via email at **info@okapipartners.com**

Disclaimers

This letter does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in any state to any person. This letter does not recommend the purchase or sale of a security. There is no assurance or guarantee with respect to the prices at which any securities of Cannae Holdings, Inc. (the "Company") will trade, and such securities may not trade at prices that may be implied herein. This letter reflects the analysis and perspectives of Carronade Capital Management, LP ("Carronade Capital Management") in connection with the solicitation of proxies of the Company. The discussions and opinions herein are for general information only, and are not intended to provide financial, legal or investment advice to any specific person who may receive this letter. Each shareholder of the Company should independently evaluate the proxy materials and make a decision that aligns with their own financial interests, consulting with their own advisers, as necessary. **Shareholders of the Company and their respective advisors are urged to read the definitive proxy statement and all other relevant documents filed with the SEC.**

This letter contains forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words "expects", "anticipates", "believes", "intends", "estimates", "plans", "will be" and similar expressions. Examples include potential value, future actions, proposed strategies and potential impact of electing Carronade's nominees to the Company's board of directors. Although Carronade and its affiliates believe that the expectations reflected in forward-looking statements contained herein are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties—many of which are difficult to predict and are generally beyond the control of Carronade Capital Management or the Company—that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. In addition, the foregoing considerations and any other publicly stated risks and uncertainties should be read in conjunction with the risks and cautionary statements discussed or identified in the Company's public filings with the U.S. Securities and Exchange Commission, including those listed under "Risk Factors" in the Company's annual reports on Form 10-K and quarterly reports on Form 10-Q . The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Carronade does not undertake any obligation to update or revise any forward-looking information or statements. Certain information included in this letter is based on data obtained from sources considered to be reliable. Any analyses provided herein is intended to assist the reader in evaluating the matters described herein and may be based on subjective assessments and assumptions and may use one among alternative methodologies that produce different results. No statement in contained herein is intended to be nor may be construed as a profit forecast. Carronade Capital Management is not acting and does not purport to act in any way as an advisor or in a fiduciary capacity vis-à-vis any shareholder. Accordingly, any analyses should not be viewed as factual and should not be relied upon as an accurate prediction of future results. All figures are estimates and, unless required by law, are subject to revision without notice.

The successful election of Carronade's nominees does not constitute a guarantee that any proposed strategy or operational modifications detailed herein will be successfully implemented or attained. As the elected nominees will constitute a minority of the Board of Directors, their capacity to effectuate changes is contingent upon the collective decision-making and support of the entire Board and existing management. Any strategic plan or operational changes outlined herein are **non-binding recommendations** and do not constitute a commitment or promise.

Certain of the funds(s) and/or account(s) ("Accounts") managed by Carronade Capital Management currently beneficially own shares of the Company. Carronade Capital Management in the business of trading (i.e., buying and selling) securities and intends to continue trading in the securities of the Company. You should assume the Accounts will from time to time sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls, swaps or other derivative instruments relating to such shares. Consequently, Carronade Capital Management's beneficial ownership of shares of, and/or economic interest in, the Company may vary over time depending on various factors, with or without regard to Carronade Capital Management's views of the Company's business, prospects, or valuation (including the market price of the Company's shares), including, without limitation, other investment opportunities available to Carronade Capital Management, concentration of positions in the portfolios managed by Carronade Capital Management, conditions in the securities markets, and general economic and industry conditions. Without limiting the generality of the foregoing, in the event of a change in the Company's share price on or following the date hereof, Carronade Capital Management may buy additional shares or sell all or a portion of its Account's holdings of the Company (including, in each case, by trading in options, puts, calls, swaps, or other derivative instruments relating to the Company's shares). Carronade Capital Management also reserves the right to change the opinions expressed herein and its intentions with respect to its investment in the Company, and to take any actions with respect to its investment in the Company as it may deem appropriate, and disclaims any obligation to notify the market or any other party of any such changes or actions, except as required by law.

Carronade Capital has neither sought nor obtained consent from any third party to use previously published information in this letter, including any quotes used in this letter.

Additional information, including instructions on how to vote your shares and stay connected with us, can be found at: *www.improvecannae.com*

Together, we can **#ImproveCannae.**
Vote using the enclosed **GOLD** proxy card.

IMPROVE CANNAE

Investor Slides

Third Party Services Unanimously Support Change



 **Recommendation FOR 4/4 Carronade Nominees**

"The dissident has made a case for change. As such, shareholders are recommended to vote FOR dissident nominees Mona Aboelnaga, Benjamin C. Duster IV, Dennis A. Prieto, and Cherie L. Schaible"

"The most evident and damaging corporate governance deficiency is the board's lack of independence from Bill Foley. Of the 10 independent directors, at least seven are connected to Foley, including three of the four targeted incumbent nominees. In addition, **the board has demonstrated a troubling comfort maintaining corporate governance polices and provisions that disenfranchise shareholders**, and it has only moved to rectify material issues in the face of activist pressure."

"**The lack of independence from Bill Foley appears to be the most significant contributor to the company's current predicament**. Three of the four targeted directors (Meinhardt, Stallings, and Wiley) have clear ties to Foley, and the fourth (Moullet) has been present for several developments that underpin the case for change. By contrast, the four dissident nominees appear to be unquestionably independent from Foley, and they collectively have outside board experience and relevant perspectives."

"**CNNE invested in a series of SPACs associated with Foley that effectively destroyed momentum**, and that ultimately prompted the board to initiate a strategic transformation. These efforts have not been successful, as NAV per share has continued to decline, and management has not been able to narrow the discount to NAV. As if to add insult to injury, shareholders witnessed a rise in management fees as performance stagnated."

"Adding these four dissident nominees would nonetheless create an **important foundation of independence**."

"The consequences have been clear: growing shareholder dissatisfaction, an active dissident campaign, and shares trading at a steep discount...**There is little evidence to suggest that a board without a significant amount of new, independent voices can restore effective oversight and prevent similar missteps in the future**."

Source: Institutional Shareholder Services Inc. (ISS).

16







Third Party Services Unanimously Support Change (cont)

GLASS LEWIS

Recommendation FOR 4/4 Carronade Nominees

"We believe there are **significant concerns relating to the board's oversight efficacy and execution, resulting in sharp underperformance** against peers, a persistent and wide trading discount and continued skepticism regarding Cannae's governance architecture and management's ability to appropriately allocate capital in a manner that maximizes value for all Cannae shareholders."

The board is, in our view, not particularly successful in deflecting long-standing concern that Bill Foley's preferences and predilections rule the roost at Cannae, nor do we find much traction in published efforts to refute expansive, long-term associations and cross-connections to Mr. Foley and/or Foley-related vehicles. Given the less than theoretical implications of this architecture – including a high-cost, low-value external management agreement purportedly terminated for the same reason it was previously executed, multiple conflicted SPAC investments, pointedly atypical compensation architecture and, ultimately, substantial declines in shareholder value and a functionally unaltered trading discount – **the import of fresh oversight is clear, in our view**."

EJ Egan-Jones Proxy Services

Recommendation FOR 4/4 Carronade Nominees

"We believe that **Cannae's persistent underperformance is rooted from systemic weaknesses in Board oversight and accountability**, which are exacerbated by clear conflicts of interest. These chronic issues have allowed management to pursue strategies at the expense of shareholders, perpetuating financial underperformance and lack of confidence in the current management and Board. The multitude of entanglements between Mr. Foley, the directors, and the companies that Cannae is pouring capital into, combined with the lackluster returns and the extreme discount to NAV (estimated at 30+%) indicate shareholders' lack of confidence in management to generate value… We believe **Cannae would benefit from a new set of independent, fresh perspectives, given the combined skills, expertise, and public company experience of the Carronade nominees**."

Source: Glass, Lewis & Co., LLC (Gass Lewis) and Egan-Jones Ratings Company (Egan-Jones).